04 APR -6 AM 7:21

ZURICH
FINANCIAL SERVICES

04024090

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 04/02/2004

SUPPL

**Zurich Financial Services / File No. 82-5089;**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services Group aligns businesses to generate sustained profitable growth" dated April 2, 2004
- "Zurich appoints leaders for Global Corporate and International Businesses" dated April 2, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

p.p. S. Hellk
Andres Christen

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Dly 4/6

Enclosure

*Media Release*

**File No. 82-5089**

04 APR -5 AM 7:21

ZURICH
FINANCIAL SERVICES

## Zurich appoints leaders for Global Corporate and International Businesses

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, April 2, 2004 – Zurich Financial Services Group (Zurich) today announced the appointment of Geoff Riddell (48) to Chief Executive Officer of the Global Corporate Customer Business market segment and of Martin South (39) to Chief Executive Officer of the International Businesses market segment with immediate effect.

The **Global Corporate Customer Business** offers coverage for both international and large domestic risks. This market segment integrates the previous Corporate Customer businesses of Zurich North America, Zurich London, and Continental Europe, which have operated separately in the United States, the United Kingdom, and Continental Europe. The segment will capitalize on the Group's unique presence on both sides of the Atlantic and on its extensive global network with a service capacity in 128 countries. In 2003, the segment achieved a premium volume of USD 7.0 billion.

**The International Businesses** comprise the portfolios in Latin America, Asia Pacific, China, Southern Africa, and other emerging markets. These well-performing businesses enhance the Group's global value proposition and provide a key presence in potentially high-growth markets. In 2003, the International Businesses achieved gross written premiums of USD 3.0 billion.

ZURICH
FINANCIAL SERVICES

Note to Editors:

**Geoff Riddell** (48) was made Chief Executive of the UK, Irish and Southern African General Insurance businesses of Zurich Financial Services in December 2002. He first joined Zurich in May 2000 after an 18-year career with AIG, initially as Managing Director of Zurich Commercial, and then as Managing Director of UK Corporate and Government businesses.

**Martin South** (39) is Managing Director of Zurich London. He joined the Zurich Group in 1997 and became Chief Executive Officer of Zurich Specialties in 1999. Prior to joining Zurich, Martin South spent 14 years in the insurance brokerage world, including 12 years with Marsh, part of the Marsh & McLennan Companies.

**Zurich Financial Services** is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

*Media Release*

**File No. 82-5089**



ZURICH
FINANCIAL SERVICES

# Zurich Financial Services Group aligns businesses to generate sustained profitable growth

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, April 2, 2004 – Zurich Financial Services Group (Zurich) today is providing investors and analysts with an update on its strategic initiatives designed to increase growth and profitability. The initiatives concentrate on

- further improving profitability in Life Insurance by improving operating efficiency and redesigning the segment's business model;
- fostering profitable growth in General Insurance by focusing on four target market segments and leveraging the Group's global network in the commercial businesses;
- coordinated approaches to functions essential to analyze and manage the opportunities and risks inherent in the insurance business.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "After having delivered on our promise in 2003, I am confident that we have improved the processes and financial discipline and are creating a culture that will allow us to grow profitably in the future."

The plan to improve the profitability in Life Insurance and the measures to generate profitable growth in the General Insurance businesses are the result of a comprehensive review. The Group's aspiration is to become the leading global insurer in its chosen markets, consistently delivering top tier results based on a strong customer focus and a sophisticated global network.

ZURICH
FINANCIAL SERVICES

Zurich's realignment marks phase two of the recovery process the Group has been implementing over the last 18 months. This process is focused on improving the Group's profitability to achieve a 12% return on equity based on business operating profit after tax and regaining its AA financial strength rating in the medium term. Based on its continued concentration on performance improvements in combination with appropriate pricing, tight cost control and efficient claims management, the Group is targeting a minimum of USD 200 million in additional after tax expense savings in 2004 onwards.

The Group will continue to coordinate functions at the Corporate Center that are essential for analyzing and managing the opportunities and risks inherent in the insurance business. Businesses will be driven by Group-wide approaches with well-defined functional responsibilities at the Center.

In **General Insurance**, the four target market segments are:

- **Global Corporate Customer Business**, which will offer coverage for both international and large domestic risks. In 2003, this business unit achieved a premium volume of USD 7.0 billion.

- **Europe Personal and Business Customers** where significant expense savings and synergies from the consolidation of the United Kingdom and Continental European business divisions are expected. In 2003, this segment achieved gross written premiums of USD 10.3 billion.

- **US Personal Customers** where Zurich will capitalize on the strong Farmers brand and its unique reciprocal structure. In 2003, the Farmers Exchanges, which Zurich manages but does not own, achieved gross written premiums of USD 13.8 billion.

- **US Small Business**, which is the largest commercial segment in the United States. Together, Farmers and Zurich are among the largest providers in this market with a combined premium volume of approximately USD 4 billion.

In each of these segments, Zurich will integrate business and service capabilities and improve processing efficiency and delivery mechanisms. Zurich will continue to enhance its market presence by building on strong broker relationships, by optimizing the penetration in other distribution channels, where appropriate, and by developing greater customer insight to offer value propositions satisfying customer needs.

In addition to these four market segments, the Group will continue to serve customers in two other business segments:

- **The US Other Commercial Business** where 2003 gross written premium volume was USD 9.1 billion.

- **The International Businesses** with gross written premiums of USD 3.0 billion in 2003.

**The Life Insurance Business**, in which the Group writes about one third of its total premium volume (2003 gross written premiums and policy fees of USD 11.8 billion) and which in 2003 registered an embedded value of USD 10.4 billion, will unlock value through an integrated approach to the business, optimizing resources by driving a leaner organization that is more resilient and ultimately more responsive to customers' needs. This is expected to translate into a sharper competitive edge for Zurich, supporting stronger and more sustainable earnings.

ZURICH
FINANCIAL SERVICES

Specifically, Zurich will develop and implement common platforms for the Life Insurance segment and maintain focus on financial discipline including freeing up capital by exiting under-performing businesses. The Group will propose new business models particularly in the United Kingdom where the Zurich Advice Network will take advantage of the end of polarizing the market into tied agents and independent financial advisers.

## Note to editors:

There will be a conference call for media at 8:30 a.m. CET (7:30 a.m. GMT).

| | | |
|---|---|---|
| Dial-in numbers: | Europe: | +41 91 610 56 05 |
| | UK: | +44 207 107 06 13 |
| | US: | +1 (1) 866 865 51 44 |

A presentation to analysts and investors will be webcast on our website www.zurich.com live from 1:30 p.m. CET (12:30 p.m. GMT) followed by a webcast playback available after 8:00 p.m. CET (7:00 p.m. GMT).

You may also listen to the analyst conference on a conference call. Please dial the numbers given above.

Presentations for analysts and investors will be available on our website www.zurich.com.

**Zurich Financial Services** is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

## Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.